August 15, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FOTV Media Networks Inc.
Rule 424(b) Prospectus relating to Registration Statement on Form S-1 (File No. 333-212396)

Ladies and Gentlemen:

On behalf of FOTV Media Networks Inc., a Delaware corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T, one copy of the final prospectus relating to FOTV’s Registration Statement on Form S-1 (the “Registration Statement”). This prospectus is filed as part of the Registration Statement pursuant to the requirements of Rule 424(b) under the Securities Act. In accordance with paragraph (e) of that Rule, the prospectus has been marked in the upper right corner to indicate that it is being filed pursuant to Rule 424(b)(4) and that the file number of the Registration Statement to which it relates is No. 333-212396.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information, please do not hesitate to contact Peter van Pruissen, Chief Financial Officer of FOTV (tel.: (877) 733-1830), or me (tel.: (212) 451-2234).

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

Enclosures

cc:	Mr. Peter van Pruissen

John Stickel, Esq., Staff Attorney
Division of Corporation Finance